TAG Oil Updates Cheal Reserve Report

Vancouver, British Columbia – October 15, 2008 – Oil and gas producer and explorer, TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF), reports that the company has initiated a mid-year independent review of the reserves on its 30.5% interest in the Cheal Oil Pool, onshore Taranaki Basin, New Zealand.

The report will be completed by Sproule International Limited, a subsidiary of Sproule Associates Limited, one of the largest and most highly regarded geological, geophysical and petroleum engineering consulting companies in North America.

TAG Oil CEO, Garth Johnson, said “Our last Cheal reserve report dated March 31, 2008 was completed just as the plant was being brought onto permanent production. The Joint Venture has since drilled three wells, has established more definitive operating costs and has adjusted the development plan to recognize drilling results, production trends, changing market conditions and lower oil prices. As a result of the combination of these factors the Company’s management believes there has likely been a decrease in the net present value of the Cheal reserves since our last reserves report. Although TAG remains in a strong financial position, we want to keep our shareholders informed if there is a material difference.”

About TAG Oil Ltd.
TAG Oil Ltd. is an international oil and gas production and exploration company with holdings in the Taranaki Basin, New Zealand. TAG is poised to grow through existing profitability and through development and exploration on the Company’s high-graded onshore Taranaki acreage.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.